UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP NEXT GENERATION INFRASTRUCTURE, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP NEXT GENERATION INFRASTRUCTURE, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Next Generation Infrastructure, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

April 28, 2026
(Date Tender Offer First Published,

Sent or Given to Security Holders)

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on April 28, 2026, by Partners Group Next Generation Infrastructure, LLC (the "Fund") in connection with an offer by the Fund (the "Offer") to purchase limited liability company units of the Fund (the "Units") in an aggregate amount of up to 5% of the Fund's net asset value as of June 30, 2026 (the "Valuation Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal filed as Exhibits B and C to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Members") that desired to tender Units, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, May 26, 2026.

2. The aggregate net asset value of the Units validly tendered and not withdrawn prior to the expiration of the Offer was $8,535,195.20.

3. The payment of the purchase price of the Units tendered was made in the form of promissory notes issued to Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Members whose tenders were accepted for purchase by the Fund that did not tender their entire Units in the Fund were paid 100% of the Members’ unaudited net asset value of the Units tendered pursuant to the promissory notes. Members whose tenders were accepted for purchase by the Fund that tendered their entire Units in the Fund were paid at least 95% of the Member's unaudited net asset value of the Units tendered pursuant to the promissory notes (the "Initial Payment"). The promissory notes were held by State Street Bank and Trust Company, the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer. The Fund paid to the tendering Members a total of $8,292,127.09, representing the net asset value as of the Valuation Date of the total amount of Units tendered by Members and accepted for purchase by the Fund, adjusted, as necessary for the Initial Payment, less applicable early repurchase fees, upon the terms and subject to the conditions set forth in the Offer to Purchase. The Fund will pay the Members a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of June 30, 2026, over (2) the Initial Payment. The Post-Audit Payment will be paid promptly after the completion of the Fund's next annual audit.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARTNERS GROUP NEXT GENERATION INFRASTRUCTURE, LLC

By:	/s/ Robert M. Collins
Name:	Robert M. Collins
Title:	President

August 26, 2026

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Tables